Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

October 21, 2008

Securities and Exchange Commission

Via EDGAR

Re:

MCT Holding Corporation

Form 10-12G

Amended October 9, 2008

File No. 000-53390

Dear Ladies and Gentlemen:

This letter is in response to your comment letter dated October 17, 2008, regarding the above referenced filing:

Critical Accounting Policies, page 12.

Comment 1.

Refer to your response to prior comment 11.  Please clarify what you meant by your statement that “the Company’s continuing revenues have helped maintain the value of the operating unit and the recoverability of goodwill.”

Response 1.

The Company only has one operating unit consisting of the tanning business.  We have updated page 12 to indicate that the Company has on-going revenues during 2008 and that the Company intends to continue its present operations.

Comment 2.

Based on your disclosures on page 12, it appears that you have more than one reporting unit.  In this regard please tell us and disclose in the notes to the financial statements the following:

•

What your reporting units are;

•

How you determined your reporting units under paragraph 30 of SFAS 142;

•

How you allocated the $53,710 goodwill amongst the reporting units;

•

The method and assumptions you used to determine the fair value of the reporting units.

Response 2.

Again, the Company only has one operating unit consisting of the tanning business.  We have updated page 12 to indicate that the Company has on-going revenues during 2008 and that the Company intends to continue its present operations.

Executive Compensation, page 15.

Comment 3.

We note that you have disclosed that compensation for your executive officers and directors was nil for the fiscal years ended December 31, 2006 and 2007.  Disclosure at note 7 to your financial statements, however, indicates that “the company paid $5,600 is compensation to an officer or director of the company.”  Please revise to address this discrepancy in your disclosure.

Response 3.

The disclosure in Note 7 of the December 31, 2007, and 2006, financial statements was in error and has been corrected to state “The Company did not pay any compensation to its officers and directors during the years ended December 31, 2007 and 2006.” This change was previously made in the financial statements for June 30, 2008, but the change was inadvertently left in the December 31, 2007, and 2006, financial statements. These fees were paid to a former manager who was not an officer or a director.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg

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